UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of         APRIL 2003
                 ----------------------------------------

                               RICHMONT MINES INC.
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
                    (Address of principal executive offices)

1. On April 24, 2003, Richmont Mines Inc. issued a News Release - 2003 FIRST-QUARTER RESULTS. This report is filed solely for the purpose of filing a copy of the press release attached hereto.




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F XXX Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes    No XXX
                                  ---    ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                   RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                                  (Registrant)

Date 04/24/03      By   JEAN-YVES LALIBERTE (SIGNED)
    -----------    -------------------------------------------------------------
                        Jean-Yves Laliberte, Vice-President, Finance



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================================================================================

                                                         MINES RICHMONT INC.

                                                         110, avenue Principale
                                                         Rouyn-Noranda, QC
                                                         J9X 4P2, CANADA

                                                         Tel. : (819) 797-2465
                                                         Telec. : (819) 797-0166

                                                          www.richmont-mines.com


                                  NEWS RELEASE

                           2003 FIRST-QUARTER RESULTS


MONTREAL, April 24, 2003 - Richmont Mines Inc. announces net earnings of $371,268, or $0.02 per share, for the first quarter ended March 31, 2003, compared with a net loss of $348,427, or $0.02 per share, for the first quarter of 2002. Cash flow from operations was $1,375,921, or $0.09 per share, compared with ($162,206), or ($0.01) per share, for the corresponding period of 2002. Revenues for the period were $9,716,287 compared with $863,306 in 2002. Gold sales of 17,528 ounces at an average selling price of US$347 per ounce, compared with 1,750 ounces of gold sold at an average price of US$291, account for this increase in revenues and earnings. It is to be noted that operations at the Company's two mills, Nugget Pond and Camflo, were suspended for almost the entire first quarter of 2002 and that ore from the Hammerdown and Beaufor Mines was processed in subsequent quarters.

Quarterly sales from the Hammerdown Mine totalled 6,076 ounces of gold produced at a cash cost of US$218 per ounce compared with sales of 1,750 ounces at a cash cost of US$144 per ounce for the same period in 2002. This increase in the per-ounce cost is mainly attributable to the grades of ore mined, which declined to 0.43 ounces of gold per ton from 0.57 ounces per ton for the first quarter of 2002.

During the first quarter of 2003, gold sales from the Beaufor Mine totalled 11,452 ounces produced at a cash cost of US$228 per ounce, while there was no production during the first three months of 2002. The fact that the per-ounce production cost is higher than the average cost for 2002 mainly reflects the lower grades obtained - specifically, 0.21 ounces of gold per ton for the first quarter of 2003 compared with an average of 0.25 ounces per ton in 2002. Note that the average grade of the reserves of the Beaufor Mine is 0.22 ounces of gold per ton.




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During the first quarter of 2003, exploration expenses were $1,684,762 compared with $275,827 for the same period of 2002. Most of this amount, $1,174,562, was spent on definition drilling in the West Zone at the Francoeur Mine. The study evaluating the feasibility of reopening the Francoeur Mine is ongoing and should be completed by the end of the second quarter of 2003.

Richmont Mines expects to produce approximately 100,000 ounces of gold in 2003 and has no gold hedging contracts. The Company has no long-term debt and, as at March 31, 2003, had working capital of $31.5 million and an unused line of credit of $5 million. Richmont Mines is thus in an excellent position to develop its existing projects and to make strategic acquisitions.




Louis Dionne
President





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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.


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FINANCIAL DATA
 -------------------------------------------------------------------------------
                                               THREE-MONTH PERIOD ENDED MARCH 31
                                                       -------------------------
                                                       -------------------------
                              (CAN$)                      2003          2002
 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------

 Revenues                                              9,716,287        863,306
 Net earnings (loss)                                     371,268       (348,427)
 Net earnings (loss) per share                              0.02          (0.02)
 Cash flow from (used in) operations                   1,375,921       (162,206)
 Cash flow from (used in) operations
    per share                                               0.09          (0.01)
 Average selling price of gold (per ounce)                US$347         US$291
 Weighted average number
    of common shares outstanding                      15,854,798     15,059,811
 -------------------------------------------------------------------------------

 -------------------------------------------------------------------------------
                              (CAN$)
                                                            MARCH    December
                                                            31,      31,
                                                            2003     2002
 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------

 Working capital                                      31,481,089     29,775,077
 -------------------------------------------------------------------------------


PRODUCTION AND SALES DATA
 -------------------------------------------------------------------------------
                                       THREE-MONTH PERIOD ENDED MARCH 31
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                                     OUNCES OF GOLD                CASH COST
                       YEAR                                     (PER OUNCE SOLD)
                                ---------------------------
                                 PRODUCTION         SALES
 -----------------------------------------------------------------------------
 Hammerdown            2003           7,657         6,076             US$218
                       2002           1,991         1,750             US$144
 -----------------------------------------------------------------------------
 Beaufor               2003          12,005        11,452             US$228
                       2002               -             -                  -
 -----------------------------------------------------------------------------
 Total                 2003          19,662        17,528             US$225
                       2002           1,991         1,750             US$144
 -----------------------------------------------------------------------------
                                     2002 average exchange rate: US$1 = CAN$1.57
                                   2003 estimated exchange rate: US$1 = CAN$1.50




For more information, contact:

Martin Rivard                                     Telephone:      (819) 797-2465
Executive Vice-President                          Fax:            (819) 797-0166

Trading symbol: RIC                               Listings:       Toronto - Amex



                 THE 2002 ANNUAL REPORT IS AVAILABLE ON-LINE AT:

               http://www.richmont-mines.com/pdf2002/ricentxt.pdf

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